WOODSIDE

23 September 2005

05011670

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

BEST AVAILABLE COPY

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Documents to be sent to security holders, lodged with the Australian Stock Exchanged on 23 September 2005;
- Half-Year Review 2005, lodged with the Australian Stock Exchanged on 23 September 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 23 SEPTEMBER 2005
2.30PM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

DOCUMENTS TO BE SENT TO SECURITY HOLDERS

Woodside Petroleum Ltd. wishes to advise that the 2005 Half Year Review is being mailed today to those shareholders who have elected to receive reports from the Company.

Pursuant to ASX Listing Rule 3.17, a copy of the above mentioned document will be lodged with the ASX following this announcement and will also be available on Woodside's website at www.woodside.com.au.


WOODSIDE
www.woodside.com.au
Insight Communication & Design



Half-Year Review 2005

WOODSIDE



Registered Office

Woodside Petroleum Ltd.
ABN 55 004 898 962
Woodside Plaza
240 St Georges Terrace
Perth Western Australia 6000

Telephone: (+61) 8 9348 4000
Facsimile: (+61) 8 9214 2728
Email: investor@woodside.com.au
Website: www.woodside.com.au

Woodside Website

Information about Woodside is available on the Internet at www.woodside.com.au

About this document

This 2005 Half-Year Review is a summary of Woodside's activities and financial position for the six-month period ended 30 June 2005.

The financial statements included in this review are derived from the Financial Report and associated notes presented in the 2005 Half-Yearly Report, a separate document, which can be obtained from Woodside or from the company's website. This 2005 Half-Year Review cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Woodside as the 2005 Half-Yearly Report.

In this document, references to "Woodside" may be references to Woodside Petroleum Ltd. or its applicable subsidiaries.

All dollar figures are expressed in Australian currency unless otherwise stated.

Key abbreviations used in this report include:

LNG	Liquefied Natural Gas.
LPG	Liquefied Petroleum Gas.
MMbbl	Million barrels.
MMboe	Million barrels of oil equivalent. This is a standard measure used to convert oil and gas product volumes to allow comparison.
FPSO	Floating Production Storage and Offloading facility.

Contents



Company Profile

Woodside is Australia's largest publicly listed independent oil and gas exploration and production company and is one of the nation's most successful explorers, developers and producers of hydrocarbons.

The company is listed on the Australian Stock Exchange (ASX: WPL) and, at June 2005, had a market capitalisation of about A$22 billion (US$16.5 billion). It employs about 2800 people and has its headquarters in Perth, Western Australia.

In 2004, Woodside's revenue from LNG, natural gas, LPG condensate and crude oil totalled $2,159 million (US$1,619 million). Operating cash flow after taxation and net interest was $1,318 million (US$988 million) and net profit after tax (before significant items) was $651 million (US$488 million). Return on average capital employed (before extraordinary items) was 17%.

Woodside's core areas of focus are Australia, Asia, the United States and Africa. The company is also considering exploration and production opportunities in Iraq.

In Australia, the company's producing assets are based on the North West Shelf Venture, Australia's largest resource development. As operator of the venture, Woodside produces LNG, natural gas, LPG, condensate and oil from fields off Western Australia. Major LNG customers include Japan, China and Korea. Woodside also has significant exploration and development interests in Western Australia, including the major new oil province based on the offshore Vincent, Enfield and Laverda fields and the Pluto and Browse gas discoveries as well as gas discoveries in waters off Victoria and the Northern Territory.

In the United States, Woodside has interests in a portfolio of deepwater and shallow water production and exploration blocks of the Gulf of Mexico, including the Neptune oil and Midway gas discoveries. It is also assessing options to supply LNG to west coast import terminals.

In Africa, Woodside is operator of the Chinguetti, Tiof, Tevet and Banda oil and gas discoveries offshore Mauritania. It has exploration interests in Libya, Kenya, Sierra Leone and Liberia and is also a participant in major producing gas and condensate fields in Alge

US$ amounts based on conversion of A$1 = US$0.75

Company Objective

Woodside's mission is to create outstanding growth and shareholder wealth while conforming to our core values of:

- Strong performance
- Care and respect
- Integrity and trust
- Initiative and accountability
- Creativity and enterprise
- Working together

Our vision is to be a preferred partner of governments, joint venture participants, customers and communities due to our delivery speed, commercial acumen, cost focus, technical capability and values.

By achieving our mission and striving toward our vision, we will satisfy our shareholders while enhancing the quality of life by meeting society's energy needs in ways that make us proud.

Share Price Performance



35
30
25
20
15
10
WPL Share Price


Highlights
Six month period to

Profit Increase

First-Half (1H) underlying net profit after tax (NPAT) of $448.5 million is up 19.7% over the first-half 2004 underlying NPAT of $374.8 million (before embedded derivatives and significant items).

Revenue Increase

The higher revenue was a result of stronger production and a 41% increase in average realised oil prices. These benefits were partially offset by a 5% increase in the average A$/US$ exchange rate.

Dividend Increase

Interim fully franked dividend of 35 cps, up by 8 cps from 1H 2004.

Strong Cash Flow

Net operating cash flow of $672.7 million, up 3.2% compared to 1H 2004 $651.8 million.

Projects on Schedule

Chinguetti, Otway and Enfield projects are on track and, in aggregate, on budget to meet their individual schedules for start-up during 2006. These projects have a total capital expenditure of approximately $3.0 billion (Woodside share: $1.7 billion).

Production Target Increase

2005 production target has been revised upward from 56 MMboe to at least 58 MMboe.

New Projects Approved

Woodside committed to 4 new projects in 1H 2005 – North West Shelf Phase V LNG expansion and Perseus 1B, Gulf of Mexico Neptune and Midway.


Safety
Total Recordable Case Frequency
Per million hours worked
8
6
4
2
0
5.7
4.5
04
05


Product Volumes
MMboe
40
30
20
10
0
28.5
27.9
29.9
30.0
04
05
Production
Sales


Net Profit After Tax
(before Embedded Derivatives and Significant Items)
A$ million
450
300
150
0
374.8
448.5
04
05


Long Term Debt
US$ million
1000
750
500
250
0
800
800
04
05


Interim Dividend
Cents per share
40
30
20
10
0
27
35
04
05


Net Operating Cash Flow
A$ million
700
600
500
400
300
200
100
0
651.8
672.7
04
05

	1H 2005 A$M(1) AIFRS(2)	1H 2004 A$M(1) AIFRS(2)	Variance %
Production volume (MMboe)	29.9	28.5	4.9
Sales volume (MMboe)	30.0	27.9	7.5
Oil & Gas Revenues	1,231.9	946.3	30.2
Unrealised foreign exchange gains/(losses) (3)	5.7	89.9	n.m.(8)
EBITDAX (4)	885.9	824.5	7.5
Exploration expensed	(104.8)	(99.7)	(5.1)
EBIT (5)	656.2	582.2	12.7
NPAT (before embedded derivatives & significant items)	448.5	374.8	19.7
Unrealised gains on embedded derivatives (6)	63.7	-	n.m. (8)
Significant Item - Enfield divestment	-	373.7	n.m. (8)
Reported Profit (after embedded derivatives & significant items)	**512.2**	**748.5**	**(31.6)**
Interim dividend (c.p.s)	35.0	27.0	29.6
Net Operating Cash Flow	672.7	651.8	3.2
Gearing (%) (7)	12.2	12.2	-
Long term debt (US$M)	800.0	800.0	-
Cash and cash equivalent	617.1	811.0	(23.9)

(1) All amounts are in A$M unless otherwise stated.

(2) The 2005 results comply with the Australian Equivalents to the International Financial Reporting Standards (AIFRS). The 2004 comparative results have been restated to comply with AIFRS.

(3) Excludes foreign exchange impacts on revenue.

(4) EBITDAX = earnings before interest, tax, depreciation, amortisation and exploration (before embedded derivatives and significant items).

(5) EBIT = earnings before interest and tax. (before embedded derivatives and significant items)

(6) From 1 Jan 2005 Woodside recognises the value of derivatives embedded within its sales contracts. Movements in the value of these embedded derivatives are recorded in the income statement as unrealized earnings (or losses) and can create additional volatility in reported results. The value of embedded derivatives are affected by changes in commodity prices and the A$ - US$ exchange rate.

(7) Gearing = (net debt) divided by (net debt + equity). 2004 restated.

(8) n.m. = not meaningful.

1H 2005
Sales Volume by Product
30.0 MMboe


LNG/Domgas
59.38%
LPG 1.93%
Condensate
15.05%
Crude Oil
23.64%

1H 2005
Sales Revenue by Product
$1,231.9 MMboe


LNG/Domgas
35.45%
LPG 3.83%
Condensate
25.60%
Crude Oil
35.12%



Financial and Production Performance

Financial Performance

The reported net profit after tax (NPAT) of $512.2 million for the first-half (1H) 2005 is 31.6% lower than the $748.5 million for the corresponding period in 2004. However the 2004 result included an after tax significant item of $373.7 million which arose from the profit on the one-off sale of Woodside's 40% equity in the Enfield oil development and WA-271-P.

The reported NPAT of $512.2 million includes an unrealised gain on embedded derivatives of $63.7 million (after tax). Gains or losses on embedded derivatives within sales contracts are now recognised under AIFRS. Excluding this impact, the underlying 1H 2005 NPAT (pre embedded derivatives) is $448.5 million, 19.7% higher than the underlying 1H 2004 NPAT (pre significant items) of $374.8 million.

The overall improvement in profit was largely due to increased revenue from higher sales volumes and realised oil prices. Increases were partially offset by the stronger Australian dollar and the higher secondary taxes that resulted from higher revenues.

Revenues from oil and gas operations were $1,231.9 million, up 30.2% from $946.3 million in 1H 2004. With increased production, sales volumes were up 7.5%. During the period the US$ realised oil price increased to US$49.27/boe (up 40.6%), however increases in the average A$/US$ exchange rate to 0.773 (up 5.3%) partly offset the oil price benefits.

An interim dividend of 35 cents per share (cps) fully franked was paid on 23 September 2005 to all shareholders registered at 2 September 2005 (2004: 27cps fully franked).



Expensed exploration and evaluation of $104.8 million was up 5.1% due to $27.8 million of prior period capitalised evaluation costs being written off following decisions relating to commerciality of capitalised exploration. This was offset by reduced general exploration activity compared to the previous corresponding period.

Depreciation and amortisation expense of $124.9 million was down 12.4% mainly due to lower units of production depreciation rates as a result of the upward revision of reserve bases on 1 January 2005.

Tax expense on operating profit before significant items decreased by $23.6 million to $228.0 million primarily due to lower foreign exploration expenditure. The effective tax rate of 30.8% (2004: 26.3%) is marginally higher given the relatively low tax impact on the prior period's significant item.

At June 2005, net debt was $459.0 million compared to $241.0 million as at 31 December 2004. Total outstanding debt stood at US$800 million, comprising three unsecured US dollar denominated bond issues. As of the reporting date, the Group had US$400 million undrawn borrowing capacity within its bilateral loan and a dual currency US$50 million revolving credit facility.

The Group has prepared its financial statements in accordance with AIFRS for the first time. Comparative figures have been adjusted accordingly.

At 1 January 2005 the impact on total equity is an overall reduction of $189.2 million. There is no impact on the underlying cash flows of the Group and no impact on the Group's loan covenants.

The introduction of AIFRS will however introduce an increased level of volatility to future reported earnings. This will result from the future revaluation of embedded derivatives contained within contracts and exposure to unhedged foreign denominated debt.

Two domestic gas sales contracts have been identified as containing embedded derivatives. These contracts contain pricing mechanisms (a linkage to certain commodity prices) not usually present in sales contracts in the Western Australian domestic gas market. Therefore, the pricing elements of these contracts which change the nature of the contracts' risk are separately recorded at fair value with movements reported in the income statement. All other sales contracts, including export LNG, contain pricing mechanisms which are considered usual in their respective markets and therefore are deemed not to contain embedded derivatives.

Production Performance

Production of 29.9 million barrels of oil equivalent (MMboe) was 4.9% higher than the 28.5 MMboe for the previous corresponding period. This was due to:

- higher production for all North West Shelf Venture (NWS Venture) products.
- lower oil production from the Laminaria-Corallina and Legendre projects (caused by natural field decline), partially offset by first production from the Mutineer-Exeter oil project from the end of March 2005.

In July 2005, Woodside revised its full-year 2005 aspirational production target upward from 56 MMboe to at least 58 MMboe.





Corporate Matters

Management Changes

In February 2005, the company appointed Ross Carroll as Chief Financial Officer. Mr Carroll, a finance executive with 18 years of experience in the resources industry, took up the position in late March 2005.

Health, Safety and Environment

Woodside's safety performance during the period improved with the company's Total Recordable Case Frequency (all injuries more serious than first aid cases, including lost time injuries) at 4.5 for each million hours worked. This was a 21% improvement on the rate of 5.7 recorded in the 1H 2004.

Health performance also showed improvement during the period, with Total Recordable Occupational Illness Frequency (based on severity higher than first aid cases) at 0.5 for each million hours worked. We seek to improve our health performance by continuing to increase awareness of health risks and implementing targeted risk programs.

Woodside had 13 reportable environmental incidents to the end of June 2005, compared to 3 in the corresponding period in 2004. Of the 13 incidents, 7 were temporary exceedances of oil-in-water limits. Regrettably, there were 5 reportable oil spills including a leak caused by a flowline fault at the Laminaria field in the Timor Sea in January 2005. An investigation of the cause of the leak was instigated and the affected well has remained shut-in until remedial action can be taken, which is expected in early 2006.

In April 2005, Woodside released its inaugural Health, Safety and Environment Report which is available on Woodside's website.

Financial Risk Management

Woodside's management of financial risk is aimed at assisting the company to ensure net cash flows are sufficient to:

- meet all its financial commitments as and when they fall due;
- maintain the capacity to fund its forecast project development and exploration strategy;
- continue to pay dividends; and
- sustain financial ratios which maintain an investment grade credit rating.

Woodside continually monitors and tests its forecast financial position against these criteria and, in general, will undertake hedging activity only when necessary to ensure these objectives will be met. There are other circumstances which may result in hedging activities, such as the purchase of reserves or underpinning the economics of a new project.

Hedging Impact

The statement of financial performance for 1H 2005 includes a $1.3 million after tax loss on oil price hedging settlements and $0.5 million after tax gains from foreign exchange hedging settlements. This compares with oil price hedging costs of $25.4 million after tax and foreign exchange hedging gains of $11.4 million after tax in 1H 2004.

The implementation of AIFRS has resulted in a $15.8 million after tax gain from foreign exchange hedging settlements being taken to equity as at 31 December 2004 rather than being realised in the statement of financial performance during 2005.



Hedging Position

The 30 June 2005 hedge positions outlined below will impact on Woodside's future reported financial performance in line with the settlement of the hedge and recognition of the underlying hedged item in the relevant future periods.

Currency

As at 30 June 2005, US$33 million was hedged using forward exchange contracts with varying maturities out to April 2006 at an average rate of 0.5164 and a mark-to-market valuation gain of $20.3 million, compared to a gain of $40.1 million at 30 June 2004.

Interest Rate Management

Woodside maintains a diversified funding portfolio with the objectives of spreading its borrowing, maintaining a spread of maturities, and achieving a balance between fixed and floating rate debt liabilities. This balance is achieved through the issue of fixed and floating rate debt and, where appropriate, the use of derivative instruments which consist of primarily fixed-to-floating rate swaps.



·oduction and Sales

oodside's share unless otherwise stated)

..nestic Gas and LNG

Production and sales volumes of domestic gas for the Western Australian market in 1H 2005 were in line with 1H 2004 volumes. Woodside's share during the period averaged 292 terajoules per day (Tj/d) (1H 2004: 293 Tj/d).

LNG production volume for 1H 2005 totalled 951,203 tonnes (1H 2004: 659,754 tonnes). The 44.2% increase was largely due to the LNG Train 4 start-up in the third quarter of 2004. Sales volume also lifted significantly to 954,691 tonnes, up 50.1% from 636,092 tonnes 1H 2004. The NWS Venture delivered 99 LNG cargoes in 1H 2005, including 3 spot cargoes, a 47.8% increase on the 67 cargoes delivered in 1H 2004.

Woodside's share of domestic gas and LNG sales revenue during this period totalled $436.6 million, a 37.7% increase on the $317.0 million received for the corresponding 2004 period.

Condensate

Woodside's condensate production from the NWS Venture in 1H 2005 was 6.4% lower at 4,307,122 barrels (1H 2004: 4,603,750 barrels). The reduction was due to the planned cessation of reinjection compression at the Goodwyn platform in June 2004. Woodside's condensate sales volume for the period was also 6.4% lower at 4,353,472 barrels (1H 2004: 4,648,900 barrels). Despite lower condensate production, the company's condensate revenue during the period was 35.3% higher at $294.6 million due to higher product prices (1H 2004: $217.7 million).

The Ohanet joint venture received its full revenue entitlement of $20.8 million for the six months to June 2005, which equates to 671,265 barrels of condensate at US$24/bbl oil. This compares with the $24.6 million and 728,244 barrels reported for 1H 2004.



Crude Oil

Woodside's NWS Venture crude oil production volumes in 1H 2005 lifted by 8.0% to 3,105,752 barrels, compared with 2,876,569 barrels in 1H 2004, due to the tie-in of Wanaea-8 and Lambert-6 infill wells in December 2004. Crude oil sales volume for the period was 8.1% higher at 3,147,346 barrels, (1H 2004: 2,910,656 barrels). Woodside's revenue during this period increased by 44.0% to $209.2 million (1H 2004: $145.3 million) reflecting higher volumes and product prices.

Woodside's Laminaria-Corallina crude oil production for the reporting period totalled 2,160,579 barrels (1H 2004: 3,102,044 barrels). This 30.3% decrease, due to natural field decline and to a number of Laminaria wells being off-line during the period, was partially offset by the additional 16.67% interest in production licence AC/L5 acquired from Shell in March 2005. All wells are now in production with the exception of Laminaria-2, which is expected to resume production in early 2006.

Laminaria-Corallina crude oil sales volume for 1H 2005 totalled 2,179,322 barrels, 21.8% lower than the 2,787,338 barrels for 1H 2004. Higher oil prices offset the volume decrease, resulting in revenue for the period of $127.6 million which was in line with the contribution of $127.4 million in 1H 2004.

Legendre oil production in 1H 2005 was 1,052,848 barrels. This was down 37.0% from 1,672,446 barrels in 1H 2004 due to natural reservoir decline and a planned maintenance shutdown in May 2005. Woodside's Legendre crude sales during the period were 37.6% lower at 979,886 barrels (1H 2004: 1,570,248) and revenue was down 14.6% to $65.4 million (1H 2004: $76.6 million).

The Mutineer-Exeter oil project started production on 29 March 2005, producing 537,654 barrels of crude oil to 30 June 2005 through the FPSO vessel *'MODEC Venture 11'*. Woodside's Mutineer-Exeter crude sales during the period were 478,726 barrels, contributing revenue of $30.5 million in 1H 2005.

LPG

Woodside's share of NWS Venture LPG production in 1H 2005 was 65,431 tonnes, up 4.6% compared with 62,539 tonnes in 1H 2004. This increase was due to the start of dual trunkline operations and LNG Train 4 from Q3 2004. Woodside's LPG sales volume during the period was 11.0% higher at 68,110 tonnes (1H 2004: 61,361 tonnes).

Sales volume increases combined with higher product prices lifted LPG sales revenue by 52.1% to $33.3 million compared to $21.9 million in 1H 2004.

The Ohanet joint venture received its full revenue entitlement of $13.9 million for 1H 2005, which equates to 54,657 tonnes of LPG at US$24/bbl oil. This compares with the $15.8 million and 57,316 tonnes that was reported for 1H 2004.

Review of Operations

Australia and the Timor Sea

North West Shelf Venture

- **Domgas**

Domgas demand was impacted by the ongoing suspension of BHP Billiton's (BHPB) Hot Briquette Iron (HBI) plant in Western Australia but lifted in the second quarter due to strong customer demand.

- **LNG Train 4**

Two successful shutdowns of LNG Train 4 were completed during the period. The work was done to eliminate an internal leak on the main cryogenic heat exchanger.



Phase V LNG Expansion Project

Final investment approval for the $2 billion expansion of the NWS Venture's onshore LNG facilities at its Karratha plant in Western Australia was granted in June 2005. Following the expansion, the NWS Venture onshore gas plant will be one of the largest LNG complexes in the Asia-Pacific region.

The Phase V LNG Expansion Project includes construction of a fifth LNG train, associated infrastructure and a second loading jetty. The new train will process an additional 4.2 million tonnes of LNG a year and increase the plant's capacity to 15.9 million tonnes a year.

In June 2005, Woodside awarded the engineering, procurement and construction management contract to the Foster Wheeler Worley joint venture. Engineering and procurement activities are progressing according to plan. Site works commenced in August 2005 and commissioning is due to start around mid-2008, with first LNG cargoes planned for Q4 2008.

China LNG Supply

All conditions precedent in the gas sales agreement with the Guangdong Dapeng LNG Company have now been satisfied and the integration of China National Offshore Oil Corporation (CNOOC) into the NWS Venture under the China LNG (CLNG) joint venture continues to plan. In Q2 2006 CLNG is scheduled to supply first LNG to Guangdong in China. CNOOC holds a 25% interest in the CLNG venture with each existing NWS Venture participant holding 12.5%.

Construction of the LNG receiving terminal at Dapeng (Guangdong) is well underway. Terminal and end-user projects are progressing and are expected to be ready for commercial start-up in June 2006.



Wanaea-Cossack Lambert-Hermes Oil

The Wanaea-Cossack Lambert-Hermes gas lift project, designed to enhance production from existing assets, is underway and on schedule. In addition, the NWS Venture is planning to drill in-fill wells on the Wanaea-Cossack Lambert-Hermes oil complex in 2H 2005 and 2006. The venture anticipates the Wanaea South well will be drilled in December 2005 and, dependent on appraisal drilling, will be followed by the Cossack South well in mid-2006.

Goodwyn Low-Pressure Train

Work continues on significant modifications to process train T200 and utility systems onboard the Goodwyn platform to operate T200 at low pressure. The modifications will allow Goodwyn reserves to be produced at a lower system pressure, enabling higher reserves recovery.

The project's start-up timing has been revised to 2H 2006 due to the limitations of performing modifications while the platform maintains live operations. All fabrication work is now complete and offshore construction works are approximately 80% complete.

Perseus-over-Goodwyn Gas Project

This project aims to further develop the Perseus field to enable full utilisation of the Goodwyn platform's capacity as it becomes available. Engineering and procurement activities are progressing well and the project is within budget and on schedule for a 1H 2007 start-up.

The first shipment of corrosion resistant alloy line pipe has been loaded for shipment to the pipe coating yard in Indonesia. The topsides preparatory tie-in work has been successfully completed during the scheduled Goodwyn platform shutdown in June 2005.



Perseus-1B Gas Project

The Perseus-1B gas project involves the development of the Perseus gas/condensate field from the North Rankin platform via three additional platform wells. Gas production is planned from the first of these wells in Q2 2006, with reliable gas from the third well scheduled for Q4 2006.

Angel Gas Field Development

The project received environmental approval from the Department of Environment and Heritage and is progressing to schedule for final project approval in Q4 2005. Contracts have been awarded for critical long lead equipment and tenders have been called for the topsides installation contract. Gas production from the Angel field is expected to start in Q4 2008.

Laminaria-Corallina Oil Project

AC/L5 and WA-18-L – Woodside 59.9% and 66.67% respectively, Operator

In March 2005, Woodside announced the consolidation of its ownership of a key asset with the purchase an additional 16.67% interest in production licence AC/L5, which covers most of the Laminaria-Corallina project, from Shell Development (Australia) Pty Ltd.

The US$93.3 million transaction had an effective date of 1 July 2004 with the amount paid being reduced by US$4.3 million after adjustments for working capital, cash flow movements and interest. The acquisition was recognised in the financial statements on 11 March 2005 (signing date).

This acquisition also delivered Woodside an additional 16.67% interest in the FPSO vessel, *'Northern Endeavour'*. Paladin Oil & Gas (Australia) Pty Ltd, the other participant in the Laminaria-Corallina project, purchased Shell's remaining interests in AC/L5 and its 15% interest in the adjacent exploration permit AC/P8.

Following the purchase, Woodside owns 66.67% of the Corallina field and the *'Northern Endeavour'* as well as a 59.9% interest in the Laminaria field, which is unitised over production licences AC/L5 and WA-18-L. Paladin holds the remaining 33.33% of both the Corallina field and *'Northern Endeavour'* and the remaining 40.1% of the unitised Laminaria field.

Enfield Oil Project

WA-28-L – Woodside 60%, Operator

The Enfield oil project will include five production wells, six water injection wells and two gas injection wells with flowlines to a disconnectable FPSO vessel. The drilling rig, *'Jack Bates'*, commenced development drilling in February 2005 and is currently batch drilling and completing the horizontal reservoir sections. Preparation for the next phase, installation of the subsea trees and well clean-up, is underway.

The FPSO vessel *'Nganhurra'*, which is due for delivery in mid-2006, was successfully launched at Samsung Heavy Industries' fabrication yard in Korea on 2 April 2005 and fabrication of topside process modules is progressing to schedule. The project remains within budget and on schedule to meet a Q4 2006 start-up.

Mutineer-Exeter Oil Project

WA-191-P – Woodside 8.2%

Mutineer-Exeter production started on 29 March 2005 and averaged about 72,000 barrels per day (100% terms) in Q2 2005, including the ramp-up period associated with start-up activities. Once steady operations were achieved, average rates of about 80,000 to 90,000 barrels per day were recorded. Production is expected to decline during 2H 2005 as water cut increases, at which time submersible pumps will be used to optimise the reservoir performance.



Otway Gas Project

T/30P, VIC/P43, T/L2, VIC/L23 – Wood 51.55%, Operator

The Otway gas project over the Thylac and Geographe gas fields remains within budget and on sc dule for a mid-2006 start-up. Work is progressing on the or ore gas plant with earthworks now complete, civil works ll advanced and the erection of structural steel work is unc vay.

Line pipe coating is nearing completior, and the first consignment has arrived in Portland, Victoria. The pipelay vessel is scheduled to arrive at site in late October 2005. Fabrication of the production platform is progressing on schedule.

Blacktip Gas Project

WA-279-P, WA-313-P, WA-34-R, NT/P57 – Woodside 53.85%, 50%, 35%, 66.7% respectively, Operator

In June 2005, the Blacktip joint venturers received notice from Alcan Gove Pty Ltd terminating the gas sales agreement between the parties. Alcan and the Blacktip joint venturers had entered a conditional agreement in November 2004 on the sale and purchase of 800 petajoules of gas from WA-279-P over a period of about 20 years from 2007. Following the cessation of the Alcan deal, other options are being assessed.

Kipper Gas Fields

VIC/RL 2 – Woodside 30%

In June 2005, the Kipper project participants signed Memoranda of Understanding (MOUs) to develop the Kipper gas fields in Bass Strait. Under the MOUs, project participants agreed on the key terms and conditions to unitise the Kipper field and to process gas through Esso and BHP Billiton's infrastructure and facilities in Gippsland. Post unitisation, Woodside holds a 21% interest in the development. Esso Australia Resources will be the operator of the development. Front-end engineering and design is expected to start in 1H 2006 and first gas is planned for 2009.

Pluto LNG Development

WA-350-P– Woodside 100%, Operator

The Pluto gas discovery was made in Q1 2005 and is being appraised in 2H 2005. Preliminary results indicate that the structure may contain a significant volume of gas and options to rapidly develop it for LNG markets are being investigated.

Browse LNG Development

WA-30-R to WA-32-R, R/2 and TR/5; WA-28-R to WA-29-R and WA-275-P – Woodside 50% and 25% respectively, Operator

The '*Atwood Eagle*' commenced drilling the Brecknock-2 appraisal well in July 2005. The Calliance-1 and Brecknock-3 appraisals will be drilled and 3D seismic surveys acquired to more comprehensively define the substantial gas resource that is intended for LNG markets.

Woodside is progressing pre-feasibility development studies, including options for offshore and onshore facilities, and site selection studies for the location of an onshore gas processing plant in the West Kimberley in Western Australia. Subject to the outcome of these studies, the additional appraisal and customer negotiations, the first reliable LNG cargo could be delivered in 2011-2014 provided a final investment decision is made around 2008-2010.







Sunrise Gas Project

NT/RL2, NT/P55, JPDA 03-19 – Woodside 26.67%, 35.90%, 27.67% respectively, Operator

Woodside awaits agreement between the Timor-Leste and Australian governments which will conclude arrangements over maritime borders, revenue sharing and the International Unitisation Agreement. The Sunrise joint venturers also require an agreement on fiscal stability.

When fiscal stability has been assured, the joint venturers will be in a position to recommence activities on project design, economics and work on securing markets.

Africa

Algeria

◦ Ohanet Operations

Woodside Energy (Algeria) Pty Ltd 15%

Ohanet is run under a Risk Service Contract with Sonatrach (the Algerian national oil company). Under the terms of the contract, the participants receive a fixed rate of return based on product price and volume, limited to a maximum revenue entitlement.

The Ohanet joint venture received its full revenue entitlement for 1H 2005.





Mauritania

◦ Chinguetti Oil Project

PSC Area B Chinguetti Exploitation perimeter – Woodside Mauritania Pty Ltd 30.8%, WEL Mauritania B.V. 16.584%, Operator

The Chinguetti oil project remains on schedule for first oil in Q1 2006. Good progress has been achieved on the drilling and completion activities with installation of the first subsea equipment already having commenced.

The hull conversion is progressing to schedule in the Keppel Shipyard, Singapore and the turret mooring system was successfully installed on the '*Berge Helene*' FPSO in June 2005. Integration of the mooring system and process modules is underway. The project costs may be higher than budget, largely due to changes in the scope of drilling operations.

◦ Tiof Oil Development

PSC Area B – Woodside Mauritania Pty Ltd 35%, WEL Mauritania B.V. 18.846%, Operator

Appraisal and studies are continuing on the Tiof oil development opportunity with a feasibility review scheduled for September 2005. A decision on possible further appraisal activity will be made then.



United States

Alliance with Explore Enterprises

In January 2005, Woodside Energy (USA) Inc. (Woodside USA) formed a five-year alliance with Explore Enterprises of Louisiana LLC (Explore) to jointly conduct exploration, acquisition, development and production activities in the Gulf of Mexico. The alliance provides Woodside USA with access to an established and experienced management team.

For each project, excluding the Midway and Neptune projects, Woodside USA holds 95% of the alliance's combined interests while Explore will hold the remaining 5%. Explore's interest in each project will increase from 5% to 12.5% after Woodside USA has recovered the present value of its invested capital in those projects.

Neptune Oil and Gas Project

Woodside Energy (USA) Inc – 20%

Development studies of the Neptune oil and gas field in the Atwater Foldbelt region of Central Gulf of Mexico continued during 1H 2005. Final investment approval for project development was granted in late June 2005.

The project is expected to begin production in late 2007, initially through seven subsea wells tied to a stand-alone platform, with a design capacity to produce up to 50,000 barrels of oil per day and 50 million cubic feet of gas per day.

Midway Gas Project

Woodside Energy (USA) Inc – 50%

Testing of the Midway exploration well, in the Gulf of Mexico on Brazos Area Block A39, was successfully completed in March 2005. The well produced at 10 million cubic feet of gas a day, constrained by a 13/64 inch choke, during a 17 hour flow test. Tieback to a nearby production facility is expected to be completed during 2H 2005.

Clearwater Port Development

Woodside USA ended its heads of agreement with Crystal Energy LLC for the development of a receiving terminal. While both companies will continue discussions over the supply of LNG to Clearwater Port, Woodside USA will consider the possible development of its own LNG receiving terminal off California.

Exploration

Australia and the Timor Sea

Woodside participated in eight exploration and appraisal wells during 1H 2005, of which five wells encountered hydrocarbons.

In the Carnarvon Basin, the Pluto-1 well (WA-350-P, Woodside 100%) intersected a gross gas column of approximately 209 metres. The Hurricane-1 well (WA-208-P, Woodside 34.03%) penetrated a gross gas column of 76 metres and commerciality is under review. The Plymouth-1 well (WA-27-L, Woodside 8.2%) was a dry hole.



In the Otway Basin, two exploration wells in VIC/P 37(v), (Woodside 62.5%) Halladale-1 DW1 (location Black Watch) and Halladale-1 DW2, each encountered gas. Halladale-1 DW1 intersected a gas bearing interval of 59 metres true vertical depth (TVD) before being plugged back and deviated to the north as Halladale-1 DW2. Halladale-1 DW2 also intersected gas, encountering a gross interval of 21 metre TVD. A third well, Halladale-1 DW3, was then deviated to the northeast as an appraisal well to establish aquifer pressures in the Waarre Formation, downflank from the Halladale gas accumulation.

The Falcone-1/1A well was drilled in WA-271-P (Woodside 60%) in the Exmouth sub-basin and encountered non-commercial hydrocarbons.

In Northern Australia, the Petalonia North-1 well was drilled in AC/P 8 (Woodside 66.67%) without encountering significant hydrocarbons.

Woodside increased its interest in the Timor Sea Production Licence AC/L 5 to 66.67% and the company was awarded the Capella Production Licence WA-30-L (Woodside 15.78%) in the Carnarvon Basin.

Africa

Mauritania

Exploration activity focussed on maturing prospects for drilling in 2H 2005 and the completion of the Atar 3D seismic survey (~2,970 km^2) in PSC Area C6. In June 2005, Woodside Mauritania Pty Ltd announced that the first three exploration wells for its 2005 exploration drilling sequence will target the Sotto and Colin prospects in PSC Area A and the Espadon prospect in PSC Area B.

Libya

Woodside Energy (NA) Ltd. (Woodside NA) is currently acquiring 2D and 3D seismic in the Sirte and Murzuq basins in onshore Libya.

Woodside NA was a successful bidder in the Libya EPSA IV round one and was awarded four offshore blocks (Blocks 35, 36, 52 and 53). Woodside NA holds a 55% interest in these blocks and is operator.

Kenya

Acquisition of the Pomboo 2D seismic survey was completed in Q1 2005. Drilling of the first exploration well will now occur in 2006 due to the unavailability of a suitable deepwater rig in 2005. Woodside Energy Kenya Pty. Ltd. has increased its interest in Kenya Blocks L-5 and L-7 to 50%.

Liberia

In January 2005, Woodside West Africa Pty Ltd successfully bid for 100% of an offshore exploration block in Liberia. The area, known as Block 15, adjoins Blocks 16 and 17 which were won 100% by Repsol Exploracion SA in what was Liberia's first offshore licensing round.

Repsol and Woodside West Africa each holds a 50% interest in two blocks immediately west of Liberia in neighbouring Sierra Leone (SL-6 and SL-7) and the two companies now have interests in five adjoining blocks across Sierra Leone and Liberia.

Woodside West Africa's initial four-year work commitment includes geological and geophysical studies and the acquisition of 600km of 2D seismic and 1600km^2 of 3D seismic.



- Canary Islands

The Royal Decree granting permits 1-9 has been partially annulled by the Supreme Court of Spain, which will have the effect of preventing the venture from conducting drilling operations in the permits. Discussions are ongoing with the appropriate authorities in an attempt to resolve this matter.

United States

Woodside Energy (USA) Inc. gained interests in Garden Banks blocks 732/733 and 821/823 (Woodside 50%) and increased its interest in Alaminos Canyon blocks 73 and 117 (Woodside 25%). Mississippi Canyon block 449 and Walker Ridge blocks 37, 81 and 123 were relinquished during the period.

Outlook

Production Target Lifted

Woodside has lifted its 2005 production target from around 56MMboe to at least 58MMboe. The higher production target is a consequence of increased contributions from the NWS Venture, the start-up of the Mutineer-Exeter oil field and the increased equity in the Laminaria-Corallina oil project.

The NWS Venture is planning to drill an infill well on the Wanaea oil field which, if successful, could be online by year-end. The NWS Venture's oil production is also likely to increase with the planned reinstatement of Wanaea-1 and Wanaea-7 in Q4 2005. In addition, Laminaria oil production should receive a small increase when Laminaria-2 comes back online in Q1 2006.


ndensed Income Statement

	CONSOLIDATED	
	30 June 2005 $000	30 June 2004 $000
Revenues from oil and gas operations	**1,231,912**	946,253
Cost of sales	**(394,010)**	(337,582)
Petroleum Resource Rent Tax	**(39,533)**	19,529
Gross profit	**798,369**	628,200
Other income	**134,760**	555,420
Other expenses	**(176,568)**	(145,539)
Share of associates' net profits / (losses)	**3,350**	(3,706)
Profit before tax and finance costs	**759,911**	1,034,375
Finance costs	**(19,654)**	(18,511)
Profit before income tax	**740,257**	1,015,864
Income tax expense	**(228,023)**	(267,385)
Net profit attributable to members of the parent	**512,234**	748,479
Basic and diluted earnings per share (cents)	**76.8**	112.3
Dividend per share (cents / share)	**35.0**	27.0

All amounts in Australian dollars unless otherwise stated.

The financial statements included in this review are derived from the Financial Report and associated notes presented in the 2005 Half-Yearly Report, a separate document that can be obtained from Woodside or from the company's website.

The 2005 Half-Year Review cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Woodside as the 2005 Half-Yearly Report.

Condensed Balance Sheet

at 30 June 2005

	CONSOLIDATED 30 June 2005 $000	31 December 2004 $000
CURRENT ASSETS		
Cash and cash equivalents	**617,068**	797,140
ade and other receivables	**289,941**	375,783
entories	**48,905**	28,758
her financial assets	**20,530**	40,034
er assets	**78,060**	61,980
AL CURRENT ASSETS	**1,054,504**	1,303,695
NON CURRENT ASSETS		
Inventories	**11,581**	11,489
Investments in associates	**5,690**	2,340
Other financial assets	**435,741**	92,654
Exploration and evaluation	**427,327**	378,822
Oil and gas properties	**4,090,197**	3,520,407
Other plant and equipment	**106,010**	110,958
Deferred income tax asset	**32,818**	25,717
Other assets	**264**	8,519
TOTAL NON CURRENT ASSETS	**5,109,628**	4,150,906
TOTAL ASSETS	**6,164,132**	5,454,601
CURRENT LIABILITIES		
Trade and other payables	**357,734**	316,050
Interest bearing loans and borrowings	**3,397**	3,397
Income tax payable	**126,376**	64,483
Provisions	**60,468**	52,562
Other liabilities	**6,858**	45,483
TOTAL CURRENT LIABILITIES	**554,833**	481,975
NON CURRENT LIABILITIES		
Interest bearing loans and borrowings	**1,072,680**	1,034,772
Deferred income tax liabilities	**820,101**	729,716
Provisions	**325,894**	270,237
Other liabilities	**100,400**	168,097
TOTAL NON CURRENT LIABILITIES	**2,319,075**	2,202,822
TOTAL LIABILITIES	**2,873,908**	2,684,797
NET ASSETS	**3,290,224**	2,769,804
EQUITY		
Issued capital	**706,491**	706,491
Treasury shares	**(148,891)**	(130,849)
Other reserves	**55,864**	(7,178)
Retained earnings	**2,676,760**	2,201,340
TOTAL EQUITY	**3,290,224**	2,769,804

All amounts in Australian dollars unless otherwise stated

Condensed Statement of Cash Flows

For the Half-Year Ended 30 June 2005

	CONSOLIDATED 30 June 2005 $000	30 June 2004 $000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	**1,287,681**	1,144,253
Interest received – other entities	**11,916**	8,130
Dividends received – other entities	**6,799**	7,609
Payments to suppliers and employees	**(225,508)**	(159,722)
Borrowing costs paid (net of capitalised amounts)	**(9,368)**	(8,935)
Management and other fees – other entities	**8,522**	13,250
Royalty, excise and PRRT payments	**(175,207)**	(155,462)
Income tax paid	**(210,520)**	(187,735)
Advances to employees relating to employee share plan	**(41,958)**	(24,920)
Repayments from employees relating to employee share plan	**20,316**	15,372
Net Cash from / (used in) Operating Activities	**672,673**	651,840
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for capital and exploration expenditure	**(724,113)**	(489,933)
Payments for interests in joint ventures	**(110,738)**	-
Proceeds from sale of oil and gas properties	**-**	41,253
Proceeds from sale of exploration and evaluation	**190,182**	588,903
Proceeds from sale of other plant and equipment	**186**	18,963
Payments for investments in other entities	**(1,379)**	(23,233)
Payments for investments in controlled entity	**-**	(64,535)
Realisation of foreign exchange difference on receivable	**-**	46,567
Prepayment of deposit on purchase consideration	**-**	70,633
Net Cash from / (used in) Investing Activities	**(645,862)**	188,618
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	**(212,607)**	(166,667)
Net Cash from / (used in) Financing Activities	**(212,607)**	(166,667)
NET INCREASE / (DECREASE) IN CASH HELD	**(185,796)**	673,791
CASH AT THE BEGINNING OF THE HALF-YEAR	**797,140**	122,691
Effects of exchange rate changes on the balances of cash held in foreign currencies	**5,724**	14,525
CASH AT THE END OF THE HALF-YEAR	**617,068**	811,007

All amounts in Australian dollars unless otherwise stated



Business Directory

Website: www.woodside.com.au

Australia

Perth
Woodside Petroleum Ltd.
Woodside Plaza
240 St Georges Terrace
Perth WA 6000

Telephone: (61) 8 9348 4000
Facsimile: (61) 8 9241 2728
Email: investor@woodside.com.au

Mail address:
GPO Box D188
Perth WA 6840

Darwin
NT House
Level 8, 22 Mitchell Street
Darwin NT 0800

Telephone: (61) 8 8980 2700
Facsimile: (61) 8 8980 2710

Karratha
Burrup Peninsula
Karratha WA 6714

Telephone: (61) 8 9348 4000
Facsimile: (61) 8 9158 8000

Melbourne
Level 9, 313 LaTrobe Street
Melbourne VIC 3000

Telephone: (61) 3 9252 2000
Facsimile: (61) 3 9252 2099

International

Houston
Woodside Energy (USA) Inc.
Sage Plaza
5151 San Felipe, 12 Floor
Houston Texas 77056 USA

Telephone: (1) 713 963 8490
Facsimile: (1) 713 969 8868

London
Woodside Energy (UK) Ltd
4th Floor, 7 Albemarle Street
London WIS 4HQ UK

Telephone: (44) 20 7514 5560
Facsimile: (44) 20 7629 9096

Share Registry

It is important that shareholders notify the Share Registry immediately in writing if there is any change in their registered address.

Computershare Investor Services Pty. Limited
Level 2, 45 St Georges Terrace
Perth Western Australia 6000

Freecall: 1300 557 010 (within Australia)
Telephone: (+61) 8 9415 4000 (outside Australia)
Facsimile: (+61) 8 9323 2033
Email: web.queries@computershare.com.au

Bankers

JPMorgan Chase Bank

Auditors

Ernst & Young